NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Thursday, December 21, 2006

Contact:

Investor Relations

(No.2006-12-33)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Drilling Program and VTEM Survey, CBE Project,

Athabasca Basin, Saskatchewan

Vancouver, British Columbia – December 21, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I; OTC BB: NCADF) (the “Company”) is pleased to announce the start-up of the Company’s winter exploration program on the Collins Bay Extension (“CBE”) uranium project, located at the eastern end of the Athabasca Basin, adjacent to Cameco’s Eagle Point uranium mine, and the Rabbit Lake uranium mill.  The Eagle Point mine has reserves of approximately 12.5 million pounds U3O8 and the Rabbit Lake mill is the second largest uranium mill in the world, with capacity of 12 million pounds of uranium per year.  The CBE project contains over 37,000 hectares of contiguous mining claims that are located within 6 kilometers northeast along trend from the Eagle Point uranium mine, and within 2 kilometers east of the historic Rabbit Lake mine.  The claim block covers over 25 kilometers of the strike extension of the Collins Bay structure.

Northern Canadian has completed a careful assessment of the central project area, immediately northeast of the producing mine at Eagle Point, and new deposits being developed at O2 and O2 Next.  The CBE project area contains extensive geophysical conductors and fault zones that constitute prospective environments for discovery of new uranium deposits.  Drill targets have been identified utilizing airborne geophysical data, in combination with geological modeling of the known deposits in the region, and the geology of the central project area.   The Company is planning an initial drill program including 14 holes (3000 m), to test several of the target areas, however it is anticipated that a long term program will be necessary to fully evaluate this project.  Most target areas in the central and southwest areas are under Wollaston Lake, similar to Cameco’s O2 deposits.  Permitting is in progress, and road building and drilling is expected to commence in January 2007.  Coast Mountain Group has been retained to manage the Company’s winter drilling program.

Northern Canadian has also contracted Geotech Ltd. to collect new airborne-magnetics and time-domain electro-magnetics data

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

using the helicopter supported VTEM system over the northeast and southwest portions of the CBE project.  The survey will be divided into two separate areas, including a southwest block, covering the Company’s claims adjacent to the Rabbit Lake mine, and a northeast block, covering the northeast extension of the Collins Bay structures.  These data will be merged with the Company’s existing data, which covers the central project area immediately along trend from the Eagle Point mine.  The survey will include 2020 line kilometers, using 150 meter spaced flight lines.  The northeast block and the southwest block cover large areas of prospective ground that have not been explored in recent times.  The VTEM survey, in combination with careful geological analysis is expected to identify additional prospective target areas for future discovery of high grade uranium deposits.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 80,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca